UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file no. 0-20289

A:  Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation
Post Office Box 5928
Greenville, South Carolina 29606

REQUIRED INFORMATION

Financial Statements and Schedules.  The financial statements and schedules included herewith relating to the KEMET Employees’ Savings Plan (the “Plan”) were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

June 29, 2009	By	/s/ WILLIAM M. LOWE, JR.
William M. Lowe, Jr.

Executive Vice President and Chief Financial Officer for the Administrative Committee

Report of Independent Registered Public Accounting Firm

The Board of Directors
KEMET Electronics Corporation:

We have audited the accompanying statements of net assets available for benefits of KEMET Employees’ Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended December 31, 2008 and nine months ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 and nine months ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule of assets (held at end of year) as of December 31, 2008 has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP
Greenville, South Carolina
June 29, 2009

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Net Assets Available for Benefits

December 31, 2008 and 2007
(amounts in thousands)

	2008	2007
Assets:
Investments at fair value (Note 7)	$64,166	$99,552
Cash	1	—
Participant loans	1,299	1,615
Total assets	65,466	101,167
Net assets available for benefits at fair value	65,466	101,167

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 7)	206	(141)
Net assets available for benefits	$65,672	$101,026

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008 and Nine Months Ended December 31, 2007

(amounts in thousands)

	2008	2007
Additions (decreases) to net assets attributed to:
Investment (losses) income:
Net depreciation in fair value of investments (Note 7)	$(31,821)	$(1,852)
Interest and dividends	3,464	5,915
	(28,357)	4,063
Contributions:
Participants	4,054	3,000
Employer	2,127	1,785
	6,181	4,785
Total (decrease) increase to net assets	(22,176)	8,848
Deductions from net assets attributed to:
Benefits paid to participants	13,095	7,784
Administrative expenses	83	60
Total deductions	13,178	7,844
Net (decrease) increase	(35,354)	1,004
Net assets available for benefits:
Beginning of period	101,026	100,022
End of period	$65,672	$101,026

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN
Notes to Financial Statements
December 31, 2008 and December 31, 2007

(1)                    Description of Plan

The following description of the KEMET Employees’ Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                    General

The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (“KEMET”) or (the “Company”) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 2007, the Plan was amended to allow participants to make contributions on an after-tax basis, “Roth-type”.

(b)                    Contributions

Until May 7, 2007, the minimum salary deferral election permitted was 1% of compensation, and the maximum salary deferral was 25% of compensation. Effective May 8, 2007, the Plan was amended to increase the maximum salary deferral election to 75% of compensation, subject to regulatory limits. On a monthly basis, the Company matches 100% of employee 401(k) contributions, not to exceed 6% of the participant’s eligible compensation.

An employee age 50 or older, or who will attain age 50 by the end of the calendar year, is eligible to make catch-up contributions to his or her account. After a participant contributes the maximum allowed contribution, $15,500 for calendar years 2008 and 2007, a catch-up contribution may be made on a pre-tax or after-tax basis subject to Internal Revenue Service (the “IRS”) limitations, $5,000 for calendar years 2008 and 2007.

(c)                    Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, and (d) Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                    Vesting

Participants are immediately vested in their voluntary and the Company’s matching contributions plus actual earnings (losses) thereon.

(e)                    Investment Options

Participants may direct their investments in one or more of 23 investment options, which include 21 mutual funds (registered investment companies and retirement funds), a common trust fund, and the KEMET Corporation Stock fund.

(f)                      Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their total vested account balance. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan and are recorded on the Statement of Net Assets Available for Benefits at amortized cost. As of December 31, 2007, interest rates ranged from 5% to 10% on participant loans. Principal and interest are paid through payroll deductions.

(g)                   Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution.

(h)                   Plan Year

Effective after the Plan year ended March 30, 2007, the Plan year-end was changed from March 30th to December 31st.

(2)      Summary of Significant Accounting Policies

(a)                    Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)                    Investment Valuation and Income Recognition

Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Stable Value fund is stated at estimated fair value which is based on the unit values of the fund. The Company’s stock is valued at its quoted market price.

The Investment Contracts held by the Stable Value Fund are primarily synthetic. The Synthetic Investment Contracts (“SICs”) consist of a portfolio of underlying assets owned by the trust, and a wrap contract issued by a financially responsible third party. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying asset, in order to permit fund permitted participant initiated withdrawals from the trust.  The SICs provide for a variable crediting rate, which typically resets quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. The average yield was 4.72% for 2008. The weighted average crediting interest rate was 4.82% at December 31, 2008.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to the following (1) partial or complete legal termination of the trust or a unitholder, (2) tax disqualification of the trust or a unit holder, and (3) certain trust amendments if issuers consent is not obtained. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Receivables of the Plan are recorded at cost, which approximates fair value, due to their short-term maturity.

(c)                    Payment of Benefits

Benefits are recorded when paid.

(d)                    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(3)      Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. Specifically, SFAS 157:

•                            defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•                            establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•                            eliminates large position discounts for financial instruments quoted in active markets; and

•                            expands disclosures about instruments measured at fair value.

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•                            Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•                            Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.

•                            Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in SFAS 157:

a. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

b. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

c. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008.

Common stock, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the quoted market prices of shares held by the plan at year end.

Stable Value Fund: Stated at estimated fair value which is based on the unit values of the fund (see Note 2).

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008 (amounts in thousands):

	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds)	$40,511	$—	$—	$40,511
Common stock of KEMET Corporation	550	—	—	550
T. Rowe Price Stable Value Fund	2,101	19,874	18	21,993
T. Rowe Price Summit Cash Reserves Fund	—	1,112	—	1,112
	$43,162	$20,986	$18	$64,166

(4)                    Related Party Transactions

Certain Plan investments are shares of mutual funds and a common stock fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $2,664 and $2,658 for the year ended December 31, 2008 and nine months ended December 31, 2007, respectively. KEMET pays for the annual audit and all legal and fiduciary related services related to the Plan.  The Plan also has investments in common stock of KEMET.

(5)                    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(6)                  Tax Status

The Company has applied for and received a determination letter dated January 6, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(7)                    Investments

At December 31, 2008 and 2007, the investments of the Plan were as follows, with items comprising more than 5% of net assets separately stated (amounts in thousands):

	December 31, 2008	December 31, 2007
Investments at fair value:
At quoted market prices:
Registered investment companies (mutual funds):
T. Rowe Price Equity Income Fund	$7,663	$14,099
T. Rowe Price Mid-Cap Growth Fund	7,168	13,841
T. Rowe Price Balanced Fund	7,112	11,603
T. Rowe Price Small Cap Value Fund	4,653	8,155
T. Rowe Price Blue Chip Growth Fund	3,133	5,796
All other funds	11,894	16,640
	41,623	70,134

Common stock of KEMET Corporation	550	6,269

At estimated fair value:
T. Rowe Price Stable Value Fund	21,993	23,149
Total investments, at fair value	$64,166	$99,552

During the year ended December 31, 2008 and nine months ended December 31, 2007, the Plan’s investments depreciated in value by $31,821 thousand and $1,852 thousand, respectively, as follows (amounts in thousands):

	Year Ended December 31, 2008	Nine Months Ended December 31, 2007

Registered investment companies (mutual funds)	$25,229	$893
Common stock of KEMET Corporation	6,592	959
	$31,821	$1,852

The difference between the fair value and contract value of this Plan’s fully benefit responsive investment contracts during the year ended December 31, 2008 and the nine months ended December 31, 2007 is reflected below (amounts in thousands):

	December 31, 2008	December 31, 2007

Net assets at fair value	$21,993	$23,149
Adjustment to contract value	206	(141)
Net assets at contract value	$22,199	$23,008

(8)                    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (amounts in thousands):

	December 31, 2008	December 31, 2007

Net assets available for benefits per the financial statements	$65,672	$101,026
Adjustment from the fair value to the contract value for fully benefit-responsive investment contracts	(206)	141
Net assets available for benefits per the Form 5500	$65,466	$101,167

The following is a reconciliation of investment income per the financial statements to the Form 5500 (amounts in thousands):

Year Ended December 31, 2008

Total investment income per the financial statements	$(28,357)
Adjustment from the fair value to contract value for fully benefit-responsive investment contracts	(347)
Total investment income per the Form 5500	$(28,704)

(9)                     Plan Amendments

On May 8, 2007, the KEMET Board of Directors approved amendments to the Plan effective immediately.  The amendments include: increase in percentage of compensation that participants may elect to contribute to the Plan, and provided clarification on the operation of the automatic increase in deferral election percentages in the case participants who have elected to make both pre-tax and Roth elective deferral contributions.

(10)              Subsequent Event

Effective January 1, 2009 the KEMET Board of Directors approved a Plan amendment which states that KEMET will cease making safe harbor matching contributions and will instead make regular matching contributions, on a payroll period basis, equal to 100% of a participants deferral contributions not in excess of 6% of a participant’s compensation.  Such regular matching contributions will be 100% vested immediately upon contribution to the Plan and will be subject to the distribution rules applicable to safe harbor matching contributions.  Effective February 1, 2009 KEMET temporarily suspended its matching contribution, reducing the matching contribution from 6% to 0%.   In addition, the Plan’s investment committee determined that the Plan will freeze the option to purchase Company stock effective December 31, 2008.  As such, participants may no longer direct their investments into the KEMET Corporation Stock fund.

Schedule 1

KEMET EMPLOYEES’ SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(amounts in thousands)

		(c)
	(b)	Description of investment
(a)	Identifier of issue,	including maturity date,		(e)
Party-	borrower, lessor,	rate of interest, collateral,	(d)	Current
in-interest	or similar party	par or maturity value	Cost	value
*	T. Rowe Price	Balanced Fund	**	$7,112
*	T. Rowe Price	Blue Chip Growth Fund	**	3,133
*	T. Rowe Price	Equity Income Fund	**	7,663
*	T. Rowe Price	International Stock Fund	**	2,148
*	T. Rowe Price	Mid-Cap Growth Fund	**	7,168
*	T. Rowe Price	Retirement Income Fund	**	662
*	T. Rowe Price	Retirement 2005 Fund	**	20
*	T. Rowe Price	Retirement 2010 Fund	**	939
*	T. Rowe Price	Retirement 2015 Fund	**	389
*	T. Rowe Price	Retirement 2020 Fund	**	918
*	T. Rowe Price	Retirement 2025 Fund	**	688
*	T. Rowe Price	Retirement 2030 Fund	**	699
*	T. Rowe Price	Retirement 2035 Fund	**	153
*	T. Rowe Price	Retirement 2040 Fund	**	148
*	T. Rowe Price	Retirement 2045 Fund	**	49
*	T. Rowe Price	Retirement 2050 Fund	**	8
*	T. Rowe Price	Science & Technology Fund	**	1,451
*	T. Rowe Price	Small Cap Value Fund	**	4,653
*	T. Rowe Price	Spectrum Income Fund	**	2,510
*	T. Rowe Price	Stable Value Fund	**	22,199
*	T. Rowe Price	Summit Cash Reserves Fund	**	1,112
*	KEMET Corp.	Kemet Common Stock	**	550
	Participants	Loans, interest rates ranging 5% to 10%	**	1,299
				$65,671

*	A party-in-interest as defined by ERISA.
**	Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm